CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	June 30,	September 30,
	2013	2012

Current assets:
Cash and cash equivalents	$120,138	$70,410
Trade accounts receivable	264,779	260,595
Income taxes receivable	1,111	353
Inventories (note 5)	602,020	553,068
Prepaid expenses and deposits	17,096	14,451
Assets held for sale	5,839	8,029
Other current assets	11,584	8,694
Total current assets	1,022,567	915,600

Non-current assets:
Property, plant and equipment	600,742	552,437
Investment in joint venture (note 4)	-	12,126
Intangible assets	250,700	259,981
Goodwill (note 8(a))	148,499	141,933
Deferred income taxes	198	3,371
Other non-current assets	5,302	10,989
Total non-current assets	1,005,441	980,837

Total assets	$2,028,008	$1,896,437

Current liabilities:
Accounts payable and accrued liabilities	$241,017	$256,442
Total current liabilities	241,017	256,442

Non-current liabilities:
Long-term debt (note 6)	125,000	181,000
Employee benefit obligations	20,536	19,612
Provisions	15,372	13,042
Total non-current liabilities	160,908	213,654

Total liabilities	401,925	470,096

Equity:
Share capital	104,154	101,113
Contributed surplus	28,886	25,579
Retained earnings	1,497,093	1,306,724
Accumulated other comprehensive income	(4,050)	(7,075)
Total equity attributable to shareholders of the Company	1,626,083	1,426,341

Total liabilities and equity	$2,028,008	$1,896,437

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2013 P. 25

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Nine months ended
	June 30,	July 1,	June 30,	July 1,
	2013	2012	2013	2012

Net sales	$614,322	$600,239	$1,558,138	$1,386,601
Cost of sales	421,020	456,751	1,101,013	1,150,671

Gross profit	193,302	143,488	457,125	235,930

Selling, general and administrative expenses	69,861	57,204	212,841	161,977
Restructuring and acquisition-related costs
(note 7)	1,576	3,647	7,715	5,515

Operating income	121,865	82,637	236,569	68,438

Financial expenses, net (note 8(c))	1,480	3,532	5,352	8,465
Equity loss (earnings) in investment in joint
venture	-	205	(46)	208

Earnings before income taxes	120,385	78,900	231,263	59,765

Income tax expense	4,555	258	7,865	317

Net earnings	115,830	78,642	223,398	59,448

Other comprehensive income, net of related
income taxes (note 9):
Cash flow hedges	(79)	(1,553)	3,025	(2,863)

Comprehensive income	$115,751	$77,089	$226,423	$56,585

Earnings per share:
Basic (note 10)	$0.95	$0.65	$1.84	$0.49
Diluted (note 10)	$0.94	$0.64	$1.82	$0.49

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2013 P. 26

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Nine months ended June 30, 2013 and July 1, 2012
(in thousands or thousands of U.S. dollars) - unaudited

				Accumulated
				other
	Share capital		Contributed	comprehensive	Retained	Total
	Number	Amount	surplus	income (loss)	earnings	equity

Balance, September 30, 2012	121,386	$101,113	$25,579	$(7,075)	$1,306,724	$1,426,341

Share-based compensation	-	-	5,911	-	-	5,911
Shares issued under employee share
purchase plan	18	665	-	-	-	665
Shares issued pursuant to exercise of
stock options	155	5,460	(1,381)	-	-	4,079
Shares issued or distributed pursuant to
vesting of restricted share units	224	6,537	(6,537)	-	-	-
Share repurchases for future settlement
of non-treasury RSUs	(278)	(9,621)	5,114	-	-	(4,507)
Dividends declared	-	-	200	-	(33,029)	(32,829)
Transactions with shareholders of the
Company recognized directly in equity	119	3,041	3,307	-	(33,029)	(26,681)

Cash flow hedges (note 9)	-	-	-	3,025	-	3,025
Net earnings	-	-	-	-	223,398	223,398

Comprehensive income	-	-	-	3,025	223,398	226,423

Balance, June 30, 2013	121,505	$104,154	$28,886	$(4,050)	$1,497,093	$1,626,083

Balance, October 2, 2011	121,331	$100,436	$16,526	$(676)	$1,194,804	$1,311,090

Share-based compensation	-	-	3,440	-	-	3,440
Shares issued under employee share
purchase plan	21	517	-	-	-	517
Shares issued pursuant to exercise of
stock options	34	278	(30)	-	-	248
Shares issued or distributed pursuant to
vesting of restricted share units	182	4,957	(4,957)	-	-	-
Share repurchases for future settlement
of non-treasury RSUs	(70)	(1,678)	1,534	-	-	(144)
Dividends declared	-	-	187	-	(27,678)	(27,491)
Transactions with shareholders of the
Company recognized directly in equity	167	4,074	174	-	(27,678)	(23,430)

Cash flow hedges (note 9)	-	-	-	(2,863)	-	(2,863)
Net earnings	-	-	-	-	59,448	59,448

Comprehensive income	-	-	-	(2,863)	59,448	56,585

Balance, July 1, 2012	121,498	$104,510	$16,700	$(3,539)	$1,226,574	$1,344,245

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2013 P. 27

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Nine months ended
	June 30,	July 1,	June 30,	July 1,
	2013	2012	2013	2012

Cash flows from (used in) operating activities:
Net earnings	$115,830	$78,642	$223,398	$59,448
Adjustments to reconcile net earnings to cash flows from
operating activities (note 11(a))	28,811	24,470	83,651	68,456
	144,641	103,112	307,049	127,904
Changes in non-cash working capital balances:
Trade accounts receivable	6,755	(34,117)	(4,576)	(80,698)
Income taxes	1,526	1,955	(838)	681
Inventories	21,217	76,198	(42,515)	77,009
Prepaid expenses and deposits	(3,682)	(4,876)	(3,235)	(2,485)
Other current assets	2,555	(2,446)	(124)	(3,753)
Accounts payable and accrued liabilities	(570)	18,490	(13,015)	(69,729)
Cash flows from operating activities	172,442	158,316	242,746	48,929

Cash flows (used in) from financing activities:
(Decrease) increase in amounts drawn under revolving
long-term bank credit facility	(89,000)	(27,000)	(56,000)	97,000
Dividends paid	(10,916)	(9,097)	(32,829)	(27,491)
Proceeds from the issuance of shares	3,299	361	4,680	765
Share repurchases	-	(1,678)	(9,621)	(1,678)
Cash flows (used in) from financing activities	(96,617)	(37,414)	(93,770)	68,596

Cash flows (used in) from investing activities:
Purchase of property, plant and equipment	(22,143)	(15,293)	(89,047)	(59,548)
Purchase of intangible assets	(515)	(782)	(3,589)	(5,150)
Business acquisitions (note 4)	(5,560)	(87,373)	(8,027)	(87,373)
Proceeds on disposal of assets held for sale and
property, plant and equipment	9	124	1,380	378
Dividends received from investment in joint venture	-	-	-	1,509
Cash flows used in investing activities	(28,209)	(103,324)	(99,283)	(150,184)

Effect of exchange rate changes on cash and cash
equivalents denominated in foreign currencies	(193)	(577)	35	(856)
Net increase (decrease) in cash and cash equivalents during
the period	47,423	17,001	49,728	(33,515)
Cash and cash equivalents, beginning of period	72,715	31,509	70,410	82,025
Cash and cash equivalents, end of period	$120,138	$48,510	$120,138	$48,510

Cash paid during the period (included in cash flows from operating activities):
Interest	$1,144	$2,356	$3,503	$6,130
Income taxes	2,157	(41)	7,230	2,378

Supplemental disclosure of cash flow information (note 11)

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2013 P. 28

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended June 30, 2013
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. The Company’s fiscal year ends on the first Sunday following September 28.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These condensed interim consolidated financial statements are for the Company’s third quarter of fiscal 2013 as at and for the three and nine months ended June 30, 2013 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a)	Statement of compliance:
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of these condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements, therefore these condensed interim consolidated financial statements should be read in conjunction with the Company’s 2012 audited annual consolidated financial statements.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on July 31, 2013.

(b)	Seasonality of the business:
The Company’s revenues and net earnings are subject to seasonal variations. Historically, consolidated net sales have been lowest in the first quarter and highest in the third quarter of the fiscal year, reflecting the seasonality of the Printwear segment net sales, which have historically accounted for a majority of the Company’s consolidated net sales. For our Branded Apparel segment, net sales have historically been higher during the fourth quarter of the fiscal year.

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

A number of new accounting standards, and amendments to accounting standards and interpretations, have been issued but are not yet effective for the year ending September 29, 2013. Accordingly, these standards have not been applied in preparing these condensed interim consolidated financial statements. The new standards include:

Financial instruments
In October 2010, the IASB released IFRS 9, Financial Instruments, which is the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement. This first part only covers classification and measurement of financial assets and financial liabilities, with impairment of financial assets and hedge accounting being addressed in the other two parts.

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. However, requirements for measuring a financial liability at fair value have changed, as the portion of the changes in fair value related to the entity’s own credit risk must be presented in other comprehensive income rather than in net earnings. IFRS 9 will be effective for the Company’s fiscal year beginning on October 5, 2015, with earlier application permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

QUARTERLY REPORT - Q3 2013 P. 29

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED (continued):

Consolidation
In May 2011, the IASB released IFRS 10, Consolidated Financial Statements, which replaces SIC-12, Consolidation - Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. IFRS 10 will be effective for the Company’s fiscal year beginning on September 30, 2013. The Company does not expect that the adoption of this standard will have a significant impact in its consolidated financial statements.

Joint arrangements
In May 2011, the IASB released IFRS 11, Joint Arrangements, which supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as is currently the case under IAS 31. The standard addresses inconsistencies in the reporting of joint arrangements by requiring the equity method to account for interests in joint ventures. IFRS 11 will be effective for the Company’s fiscal year beginning on September 30, 2013. The Company does not expect that the adoption of this standard will have a significant impact in its consolidated financial statements.

Disclosure of interests in other entities
In May 2011, the IASB released IFRS 12, Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard requires an entity to disclose information regarding the nature and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 will be effective for the Company’s fiscal year beginning on September 30, 2013. The adoption of this standard will result in additional disclosures, but it is not expected to have a significant impact on recognition or measurement in the Company’s consolidated financial statements.

Fair value measurement
In May 2011, the IASB released IFRS 13, Fair value measurement. IFRS 13 will improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The standard will be effective for the Company’s fiscal year beginning on September 30, 2013. The adoption of this standard will result in additional disclosures, but it is not expected to have a significant impact on recognition or measurement in the Company’s consolidated financial statements.

Employee benefits
In June 2011, the IASB amended IAS 19, Employee Benefits. Amongst other changes, the amendments require entities to compute the financing cost component of defined benefit plans by applying the discount rate used to measure post-employment benefit obligations to the net post-employment benefit obligations (usually, the present value of defined benefit obligations less the fair value of plan assets). Furthermore, the amendments to IAS 19 enhance the disclosure requirements for defined benefit plans, providing additional information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The amendments to IAS 19 will be effective for the Company’s fiscal year beginning on September 30, 2013. The adoption of this standard will result in additional disclosures, but it is not expected to have a significant impact on recognition or measurement in the Company’s consolidated financial statements.

QUARTERLY REPORT - Q3 2013 P. 30

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. BUSINESS ACQUISITIONS:

New Buffalo Shirt Factory Inc.

On June 21, 2013, the Company acquired substantially all of the assets and assumed certain liabilities of New Buffalo Shirt Factory Inc. (“New Buffalo”) and its operating affiliate in Honduras, for cash consideration of $5.8 million, and a balance due of $0.5 million. The transaction also resulted in the effective settlement of $4.0 million of trade accounts receivable from New Buffalo prior to the acquisition. New Buffalo is a leader in screenprinting and apparel decoration, which provides high-quality screenprinting and decoration of apparel for global athletic and lifestyle brands. The rationale for the acquisition of New Buffalo is to complement the further development of the Company’s relationships with the major consumer brands which it supplies. The Company financed the acquisition through the utilization of its revolving long-term bank credit facility.

The Company accounted for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. The Company has determined the fair value of the assets acquired and liabilities assumed based on management's preliminary best estimate of their fair values and taking into account all relevant information available at that time. The Company has not yet finalized the assessment of the estimated fair values of equipment and identifiable intangible assets acquired, and liabilities assumed, which the Company expects to finalize by the end of fiscal 2013.

Goodwill is attributable primarily to New Buffalo’s assembled workforce, and management reputation and expertise, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill recorded in connection with this acquisition is fully deductible for tax purposes.

The fair value of acquired trade accounts receivable was $5.5 million. Gross contractual amounts receivable were $5.6 million and the best estimate at the date of acquisition of the contractual cash flows not expected to be collected amounted to $0.1 million.

The acquisition of the net assets of New Buffalo had no significant impact on net sales and on net earnings for the three and nine months ended June 30, 2013. There would have been no significant impact on the Company's consolidated net sales or net earnings on a pro forma basis had the acquisition of New Buffalo occurred at the beginning of the Company's fiscal year.

CanAm Yarns, LLC

On October 29, 2012, the Company acquired the remaining 50% interest of CanAm Yarns, LLC (“CanAm”), its jointly-controlled entity, for cash consideration of $11.1 million. The acquisition has been presented in the condensed interim consolidated statement of cash flows as a cash outflow from investing activities of $2.3 million, which represents the cash consideration paid of $11.1 million, net of cash acquired of $8.8 million. The Company financed the acquisition through the utilization of its revolving long-term bank credit facility. CanAm operates yarn-spinning facilities in the U.S. in Cedartown, Georgia and Clarkton, North Carolina, and all of the output from these facilities is utilized by the Company in its manufacturing operations. The acquisition is part of the Company’s strategy to increase the degree of vertical integration in yarn spinning.

The Company accounted for this acquisition as a business combination achieved in stages using the acquisition method in accordance with IFRS 3, Business Combinations. The Company has determined the fair value of the assets acquired and liabilities assumed based on management's best estimate of their fair values and taking into account all relevant information available at that time. The Company finalized the assessment of the estimated fair values of assets acquired and liabilities assumed during the third quarter of fiscal 2013, which resulted in a decrease of goodwill of $1.8 million.

Goodwill is attributable primarily to the assembled workforce of CanAm which was not recorded separately since it did not meet the recognition criteria for identifiable intangible assets. An amount of $1.1 million of goodwill recorded in connection with this acquisition is deductible for tax purposes.

QUARTERLY REPORT - Q3 2013 P. 31

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. BUSINESS ACQUISITIONS (continued):

Prior to the acquisition, the Company had a yarn supply agreement with CanAm which was effectively settled at the date of acquisition and resulted in a loss of $0.4 million. The settlement amount was determined by computing the fair value of the pre-existing relationship using observable market prices. At the date of acquisition, the previously held interest in CanAm was remeasured to its fair value resulting in a loss of $1.1 million. The fair value of the previously held 50% interest in CanAm was determined to be $11.1 million, being the same value as the amount disbursed to acquire the remaining 50% interest. The remeasurement of the previously held interest in CanAm, and the settlement of the pre-existing relationship are presented as a loss on business acquisition achieved in stages of $1.5 million which is included in restructuring and acquisition-related costs in the condensed interim consolidated statement of earnings and comprehensive income.

The Company had a deferred income tax liability balance of $1.1 million related to its previously held interest in the underlying assets and liabilities of CanAm, which was reversed at the date of acquisition as part of the remeasurement of the previously held interest in CanAm, resulting in a gain of $1.1 million. The reversal of the deferred income tax liability was recorded as a reduction to income tax expense in the condensed interim consolidated statement of earnings and comprehensive income.

The acquisition of the remaining interest in CanAm had no impact on net sales, and no significant impact on net earnings for the three and nine months ended June 30, 2013. There would have been no significant impact on the Company's consolidated net sales or net earnings on a pro forma basis had the acquisition of the remaining interest in CanAm occurred at the beginning of the Company's fiscal year.

The following table summarizes the amounts recognized for the assets acquired and liabilities assumed at the date of acquisition for both business acquisitions:

	New Buffalo	CanAm	Total

Assets acquired:
Cash and cash equivalents	$-	$8,817	$8,817
Trade accounts receivable	5,506	-	5,506
Inventories	2,233	2,227	4,460
Prepaid expenses and deposits	69	62	131
Other current assets	25	401	426
Property, plant and equipment	1,490	12,404	13,894
Other non-current assets	-	75	75
	9,323	23,986	33,309

Liabilities assumed:
Accounts payable and accrued liabilities	(3,286)	(3,556)	(6,842)
Deferred income taxes	-	(914)	(914)
	(3,286)	(4,470)	(7,756)

Goodwill	4,258	2,308	6,566
Net assets acquired at fair value	$10,295	$21,824	$32,119

Cash consideration paid at closing	$5,757	$11,087	$16,844
Fair value of the equity interest in CanAm held by the
Company immediately prior to the acquisition date	-	11,087	11,087
Balance due	500	-	500
Settlement of pre-existing relationships	4,038	(350)	3,688
	$10,295	$21,824	$32,119

QUARTERLY REPORT - Q3 2013 P. 32

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. INVENTORIES:

	June 30,	September 30,
	2013	2012

Raw materials and spare parts inventories	$66,243	$61,841
Work in process	35,415	37,358
Finished goods	500,362	453,869
	$602,020	$553,068

6. LONG-TERM DEBT:

The Company has a committed unsecured revolving long-term bank credit facility of $800 million. In November 2012, the Company amended its revolving long-term bank credit facility to extend the maturity date from June 2016 to January 2018. As a result of the amendment, the facility now provides for an annual extension which is subject to the approval of the lenders, and amounts drawn under the facility bear interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a reduced spread ranging from 1% to 2%, such range being a function of the total debt to EBITDA ratio (as defined in the credit facility agreement). The amendment also provides for a reduction in undrawn pricing. As at June 30, 2013, $125.0 million (September 30, 2012 - $181.0 million) was drawn under the facility bearing an effective interest rate for the nine months ended June 30, 2013 of 2.2%, including the cash impact of interest rate swaps. In addition, an amount of $4.8 million (September 30, 2012 - $6.0 million) has been committed against this facility to cover various letters of credit. The revolving long-term bank credit facility requires the Company to comply with certain covenants, including the maintenance of financial ratios. The Company was in compliance with all covenants as at June 30, 2013.

7. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

	Three months ended		Nine months ended
	June 30,	July 1,	June 30,	July 1,
	2013	2012	2013	2012

Charges related to assets held for sale and property,
plant and equipment	$29	$(84)	$1,204	$(77)
Employee termination and benefit costs	447	2,984	737	4,100
Exit, relocation and other costs	799	8,820	3,697	9,493
Remeasurement of contingent consideration in
connection with a business acquisition	(1)	-	266	(379)
Purchase gain on business acquisition	-	(8,867)	-	(8,867)
Loss on business acquisition achieved in stages (note 4)	197	-	1,518	-
Acquisition-related transaction costs	105	794	293	1,245
	$1,576	$3,647	$7,715	$5,515

Exit, relocation and other costs incurred during the nine months ended June 30, 2013 relate primarily to costs incurred in connection with the acquisition and integration of Anvil Holdings, Inc. (“Anvil”), including a charge of $1.6 million related to lease exit costs. Charges related to assets held for sale and property, plant and equipment of $1.2 million during the nine months ended June 30, 2013 include a write-down on the Company’s U.S. sock knitting and finishing facilities in Fort Payne, Alabama which were closed in prior years in connection with the consolidation of its sock manufacturing operations in Honduras. The Company incurred a loss on business acquisition achieved in stages of $1.5 million in connection with the acquisition of CanAm. Restructuring and acquisition-related costs incurred during the nine months ended July 1, 2012 include a net amount of $3.0 million pursuant to the acquisition of Anvil during the third quarter of fiscal 2012, including $1.2 million of acquisition-related transaction costs, and $10.7 million of obligations arising from certain exit and integration activities relating to a restructuring plan that was initiated immediately following the acquisition, net of a purchase gain on business acquisition of $8.9 million. Restructuring and acquisition-related costs incurred during the nine months ended July 1, 2012 also include $1.4 million related to the integration of Gold Toe.

QUARTERLY REPORT - Q3 2013 P. 33

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. OTHER INFORMATION:

(a)	Goodwill:

Nine months ended
June 30, 2013

Balance, beginning of period	$141,933
Goodwill acquired (note 4)	6,566
Balance, end of period	$148,499

(b)	Depreciation and amortization:

	Three months ended		Nine months ended
	June 30,	July 1,	June 30,	July 1,
	2013	2012	2013	2012

Depreciation of property, plant and equipment	$18,973	$23,428	$59,704	$59,501
Adjustment for the variation of depreciation of property,
plant and equipment included in inventories at the
beginning and end of the period	4,518	2,461	(1,977)	(3,309)
Depreciation of property, plant and equipment included
in net earnings	23,491	25,889	57,727	56,192
Amortization of intangible assets, excluding software	3,901	3,713	11,703	11,139
Amortization of software	379	356	1,167	1,332
Depreciation and amortization included in net earnings	$27,771	$29,958	$70,597	$68,663

Depreciation and amortization expense for the three months and nine months ended July 1, 2012 included a charge of $3.9 million related to the retirement, before the end of the previously estimated useful lives, of certain machinery and equipment at the Company’s Rio Nance 1 textile facility in Honduras.

(c)	Financial expenses, net:

	Three months ended		Nine months ended
	June 30,	July 1,	June 30,	July 1,
	2013	2012	2013	2012

Interest expense on financial liabilities recorded at
amortized cost	$1,044	$2,185	$3,262	$5,583
Change in fair value of interest rate swaps (note 9)	(966)	-	(1,075)	-
Bank and other financial charges	861	1,074	2,688	2,693
Interest accretion on discounted provision	78	160	233	324
Foreign exchange loss (gain)	463	113	244	(135)
	$1,480	$3,532	$5,352	$8,465

QUARTERLY REPORT - Q3 2013 P. 34

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. OTHER COMPREHENSIVE INCOME:

	Three months ended		Nine months ended
	June 30,	July 1,	June 30,	July 1,
	2013	2012	2013	2012

Net (loss) gain on derivatives designated as cash flow
hedges	$(16)	$(556)	$2,401	$(1,572)
Income taxes	-	6	(24)	16

Amounts reclassified from other comprehensive income
to net earnings, and included in:
Net sales	(259)	(593)	543	(1,828)
Cost of sales	(20)	-	(301)	-
Selling, general and administrative expenses	-	(195)	-	(401)
Financial expenses, net	213	(230)	405	895
Income taxes	3	15	1	27
Other comprehensive (loss) income	$(79)	$(1,553)	$3,025	$(2,863)

During fiscal 2011, the Company entered into a series of interest rate swap contracts to fix the variable interest rates on the designated interest payments, to June 2016, on $125 million of the borrowings under the revolving long-term bank credit facility. Prior to October 1, 2012, the interest rate swap contracts were designated as cash flow hedges and qualified for hedge accounting. The fair value of the interest rate swap contracts as at September 30, 2012 reflected an unrealized loss of $5.8 million, which was recognized as a charge to other comprehensive income with a corresponding liability included in accounts payable and accrued liabilities. During fiscal 2013, the Company determined that it no longer met the criteria for hedge accounting and discontinued hedge accounting prospectively effective October 1, 2012. As a result, changes in the fair value of the interest rate swap contracts subsequent to October 1, 2012 are recognized immediately in net earnings under the financial expenses caption. In addition, since the designated interest payments are still expected to occur, the cumulative loss of $4.8 million (September 30, 2012 - $5.8 million) in accumulated other comprehensive income is being drawn down systematically, as a charge to net earnings under the financial expenses caption, as the interest payments occur. For the nine months ended June 30, 2013, the favourable change in fair value of the interest rate swaps, net of the draw-down of the cumulative loss in accumulated other comprehensive income, was $1.1 million, which was recognized in net earnings as a reduction of financial expenses.

As at June 30, 2013, approximately $1.7 million of net losses presented in accumulated other comprehensive income are expected to be reclassified to net earnings within the next twelve months, mostly relating to the estimated draw-down of the cumulative loss on the interest rate swap contracts no longer designated for hedge accounting. In the event that the designated interest payments are no longer expected to occur, any corresponding unrealized loss on interest rate swaps remaining in accumulated other comprehensive income will be recognized in net earnings immediately.

QUARTERLY REPORT - Q3 2013 P. 35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Nine months ended
	June 30,	July 1,	June 30,	July 1,
	2013	2012	2013	2012

Net earnings - basic and diluted	115,830	78,642	223,398	59,448

Basic earnings per share:
Basic weighted average number of common shares
outstanding	121,446	121,527	121,422	121,493
Basic earnings per share	$0.95	$0.65	$1.84	$0.49

Diluted earnings per share:
Basic weighted average number of common shares
outstanding	121,446	121,527	121,422	121,493
Plus dilutive impact of stock options, Treasury RSUs
and common shares held in trust	1,313	520	1,209	495
Diluted weighted average number of common shares
outstanding	122,759	122,047	122,631	121,988
Diluted earnings per share	$0.94	$0.64	$1.82	$0.49

Excluded from the above calculation for the three months ended June 30, 2013 are 191,088 stock options (2012 – 430,098) and nil dilutive restricted share units (“Treasury RSUs”) (2012 – 62,000) which were deemed to be anti-dilutive. Excluded from the above calculation for the nine months ended June 30, 2013 are 248,268 stock options (2012 – 839,809) and nil Treasury RSUs (2012 – 62,000) which were deemed to be anti-dilutive.

QUARTERLY REPORT - Q3 2013 P. 36

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments to reconcile net earnings to cash flows from operating activities:

	Three months ended		Nine months ended
	June 30,	July 1,	June 30,	July 1,
	2013	2012	2013	2012

Depreciation and amortization (note 8(b))	$27,771	$29,958	$70,597	$68,663
Loss on business acquisition achieved in stages (note 4)	197	-	1,518	-
Purchase gain on business acquisition (note 7)	-	(8,867)	-	(8,867)
Restructuring charges related to assets held for sale
and property, plant and equipment (note 7)	29	(84)	1,204	(77)
(Gain) loss on remeasurement of contingent
consideration (note 7)	(1)	-	266	(379)
(Gain) loss on disposal of property, plant and equipment	(13)	292	193	586
Share-based compensation	2,128	1,010	5,975	3,440
Deferred income taxes	1,270	(1,640)	2,360	(2,740)
Equity loss (earnings) in investment in joint venture	-	205	(46)	208
Unrealized net (gain) loss on foreign exchange and
financial derivatives	(1,694)	877	(2,563)	518
Adjustment to financial derivatives included in other
comprehensive income, net of amounts reclassified to
net earnings	(116)	-	64	-
Other non-current assets	(772)	1,680	657	5,646
Employee benefit obligations	(66)	879	1,096	1,134
Provisions	78	160	2,330	324
	$28,811	$24,470	$83,651	$68,456

(b)	Variations in non-cash transactions:

	Three months ended		Nine months ended
	June 30,	July 1,	June 30,	July 1,
	2013	2012	2013	2012

Addition to property, plant and equipment transferred
from prepaid expenses and deposits and other
non-current assets	$-	$-	$5,826	$-
Additions to property, plant and equipment included
in accounts payable and accrued liabilities	1,249	3,143	(112)	277
Balance due on business acquisition (note 4)	(500)	-	(500)	-
Settlement of pre-existing relationship (note 4)	(4,038)	-	(4,038)	-
Non-cash ascribed value credited to contributed surplus
for dividends attributed to Treasury RSUs	74	64	200	187
Non-cash ascribed value credited to share capital from
shares issued or distributed pursuant to vesting of
restricted share units and exercise of stock options	1,172	731	7,918	4,987

QUARTERLY REPORT - Q3 2013 P. 37

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):

(c)	Cash and cash equivalents:

	June 30,	September 30,
	2013	2012

Bank balances	$119,321	$68,748
Term deposits	817	1,662
	$120,138	$70,410

12. CONTINGENT LIABILITIES:
Claims and litigation
On October 12, 2012, Russell Brands, LLC, an affiliate of Fruit of the Loom, filed a lawsuit against the Company in the United States District Court of the Western District of Kentucky at Bowling Green, alleging trademark infringement and unfair competition and seeking injunctive relief and unspecified money damages. The litigation concerned labelling errors on certain inventory products shipped by Gildan to one of its customers. Upon being made aware of the error, the Company took immediate action to retrieve the disputed products. During the second quarter of fiscal 2013, the Company agreed to resolve the litigation by consenting to the entry of a final judgment providing for, among other things, the payment of $1.1 million.

The Company is a party to other claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

QUARTERLY REPORT - Q3 2013 P. 38

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. SEGMENT INFORMATION:

The Company manages and reports its business as two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

Printwear: The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 30 countries across North America, Europe and the Asia-Pacific region.

Branded Apparel: The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, and distributes branded family apparel, which includes socks, underwear and activewear products, primarily to U.S. retailers.

Following the acquisition of Anvil in May 2012, the Printwear segment includes the results of operations of Anvil’s printwear business, while the Branded Apparel segment includes Anvil’s operations related to the manufacture and distribution of activewear products for leading consumer brands, including major sportswear and family entertainment brands.

The chief operating decision-maker assesses segment performance based on segment operating income which is defined as operating income before corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software. The accounting policies of the segments are the same as those described in note 3 of the Company’s 2012 audited annual consolidated financial statements.

	Three months ended		Nine months ended
	June 30,	July 1,	June 30,	July 1,
	2013	2012	2013	2012

Segmented net sales:
Printwear	$432,969	$449,295	$1,044,711	$957,407
Branded Apparel	181,353	150,944	513,427	429,194
Total net sales	$614,322	$600,239	$1,558,138	$1,386,601

Segment operating income:
Printwear	$119,236	$89,469	$252,409	$108,728
Branded Apparel	27,314	14,183	60,375	17,738
Total segment operating income	$146,550	$103,652	$312,784	$126,466

Reconciliation to consolidated earnings before income taxes:
Total segment operating income	$146,550	$103,652	$312,784	$126,466
Amortization of intangible assets, excluding
software	(3,901)	(3,713)	(11,703)	(11,139)
Corporate expenses	(19,208)	(13,655)	(56,797)	(41,374)
Restructuring and acquisition-related costs	(1,576)	(3,647)	(7,715)	(5,515)
Financial expenses, net	(1,480)	(3,532)	(5,352)	(8,465)
Equity (loss) earnings in investment in joint
venture	-	(205)	46	(208)
Earnings before income taxes	$120,385	$78,900	$231,263	$59,765

QUARTERLY REPORT - Q3 2013 P. 39